EXHIBIT (A)(27)
                                                                 ---------------

                     FOURTH SUPPLEMENT, DATED MAY 27, 1997,

                  TO THE OFFER TO PURCHASE DATED MARCH 31, 1997

                              SB ACQUISITION CORP.

                          A WHOLLY OWNED SUBSIDIARY OF

                                 WHX CORPORATION

                OFFERS TO PURCHASE FOR CASH ANY AND ALL SHARES OF

                COMMON STOCK (INCLUDING THE ASSOCIATED RIGHTS) OF

                         DYNAMICS CORPORATION OF AMERICA

                     AT AN INCREASED PRICE OF $56 PER SHARE


                            ------------------------

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JUNE 13, 1997, UNLESS THE OFFER IS EXTENDED. THE OFFER IS NOT SUBJECT TO ANY MINIMUM NUMBER OF SHARES BEING TENDERED.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS (1) THE RIGHTS (AS DEFINED IN THE OFFER TO PURCHASE) HAVING BEEN REDEEMED BY THE BOARD OF DIRECTORS OF DYNAMICS CORPORATION OF AMERICA OR SB ACQUISITION CORP. BEING SATISFIED, IN ITS REASONABLE JUDGMENT, THAT THE RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE MERGER (AS DEFINED IN THE OFFER TO PURCHASE) AND (2) SB ACQUISITION CORP. BEING SATISFIED, IN ITS REASONABLE JUDGEMENT, THAT THE RESTRICTIONS CONTAINED IN THE NEW YORK BUSINESS COMBINATION LAW (AS DEFINED HEREIN) WILL NOT APPLY TO THE ACQUISITION OF SHARES PURSUANT TO THE OFFER OR TO THE MERGER. SEE SECTIONS 13 AND 14 OF THE OFFER TO PURCHASE. THE OFFER IS NOT SUBJECT TO FINANCING.

                            ------------------------

                                    IMPORTANT

         Any shareholder desiring to tender all or any portion of such shareholder's Shares (as defined herein) should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such shareholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof) and any other required documents to the Depositary and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal (or a facsimile thereof) or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 of the Offer to Purchase prior to the expiration of the Offer or (ii) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder.

         A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares. Any shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

         Unless and until Purchaser declares that the Rights Condition (as defined in the Third Supplement to the Offer to Purchase) is satisfied, holders of Shares will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share. If the Distribution Date (as defined in the Offer to Purchase) does not occur prior to the Expiration Date (as defined herein), a tender of Shares will also constitute a tender of the associated Rights. If the Distribution Date occurs prior to the Expiration Date, the procedures set forth in Section 3 with respect to the separate delivery of certificates evidencing the Rights must be followed to effect a valid tender.

         Questions and requests for assistance or for additional copies of the Offer to Purchase, the First Supplement thereto, the Second Supplement thereto, the Third Supplement thereto, this Fourth Supplement thereto, the revised Letter of Transmittal or other tender offer materials, may be directed to the Information Agent (as defined in the Offer to Purchase) at its address and telephone number set forth on the back cover of this Fourth Supplement.

May 27, 1997

TO THE HOLDERS OF COMMON STOCK OF DYNAMICS CORPORATION AMERICA:

                                  INTRODUCTION

         The following information amends and supplements the Offer to Purchase dated March 31, 1997 (the "Offer to Purchase"), as amended and supplemented by the First Supplement thereto, dated April 10, 1997 (the "First Supplement"), the Second Supplement thereto, dated April 15, 1997 (the "Second Supplement"), the Third Supplement thereto, dated April 30, 1997 (the "Third Supplement") and this Fourth Supplement thereto, dated May 27, 1997 (the "Fourth Supplement"), of SB Acquisition Corp., a New York corporation ("Purchaser") and a wholly-owned subsidiary of WHX Corporation, a Delaware corporation ("Parent") pursuant to which Purchaser is now offering to purchase any and all shares of common stock, par value $.10 per share (the "Shares") of Dynamics Corporation of America, a New York corporation (the "Company"), including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement dated as of January 30, 1986, as amended on December 27, 1995, between the Company and First National Bank of Boston, as Rights Agent, at a price of $56 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by the First Supplement, the Second Supplement, the Third Supplement, and this Fourth Supplement and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

         Except as otherwise set forth in this Fourth Supplement, the terms and conditions previously set forth in the Offer to Purchase, the First Supplement, the Second Supplement and the Third Supplement remain applicable in all respects to the Offer, and this Fourth Supplement should be read in conjunction with the Offer to Purchase, the First Supplement, the Second Supplement and the Third Supplement. Unless the context requires otherwise, terms not defined herein have the meanings ascribed to them in the Offer to Purchase, the First Supplement, the Second Supplement and the Third Supplement.


         THIS OFFER TO PURCHASE, THE FIRST SUPPLEMENT, THE SECOND SUPPLEMENT, THE THIRD SUPPLEMENT, THIS FOURTH SUPPLEMENT AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                          ---------------------------

         1.       TERMS OF THE OFFER; EXPIRATION DATE.

         The discussion set forth in Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

         The price per Share to be paid pursuant to the Offer has been increased from $45 per Share to $56 per Share, net to the Seller in cash, without interest thereon. The term "Expiration Date" means 12:00 midnight, New York City time, on Friday, June 13, 1997, unless and until Purchaser, in its sole discretion, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended, by Purchaser shall expire. As of the close of business on May 23, 1997, there were approximately 420,000 Shares tendered. Purchaser had not accepted for payment or purchased any of such Shares.

         2.       SOURCE AND AMOUNT OF FUNDS.

         The discussion set forth in Section 9 of the Offer to Purchase is hereby amended and restated as follows:

         Purchaser estimates that the total amount of funds required to purchase Shares pursuant to the Offer and to pay all related costs and expenses will be approximately $215 million. Purchase plans to obtain such funds through capital contributions or advances made by Parent. As of March 31, 1997, Parent had available over $350 million in cash and cash equivalents.

         3.       BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

         The discussion set forth in Section 10 of the Offer to Purchase is hereby amended and supplemented as follows:

         On May 11, 1997, the Company and CTS announced that they have entered into a definitive merger agreement. Under such agreement, CTS will commence a cash tender offer for approximately 50% of the Shares at a price of $55 per Share and the Shares that are not purchased in such tender offer will be converted in a merger into 0.88 shares of CTS' common stock. CTS also announced that it will declare a 1:1 stock dividend upon completion of such merger. On May 16, 1997, CTS commenced a tender offer to acquire up to 49.9% of the Shares, subject to a condition that at least 25% of the Shares are validly tendered and not withdrawn by the June 13, 1997, expiration date of such offer.

         On May 27, 1997, Parent and Purchaser issued the following press release:

         New York--May 27, 1997--WHX Corporation (NYSE: WHX) announced today that its wholly-owned subsidiary SB Acquisition Corp. has increased to $56 per share the price being offered in its current tender offer for any and all shares of Dynamics Corporation of America (NYSE:DYA). The expiration and withdrawal date of the tender have been extended to 12:00 midnight, Friday, June 13, 1997. Upon completion of this tender offer, WHX would complete the acquisition of Dynamics Corp. through a cash merger at the same price. All other terms and conditions of the tender offer remain unchanged.

         In announcing this action, Mr. Ron LaBow, Chairman of WHX, noted: "Our revised tender offer presents Dynamics Corp. stockholders with a compelling economic alternative to CTS Corporation's tender offer to acquire 50% of Dynamics Corp. for cash at $55 per share. Under the CTS/Dynamics Corp. merger agreement announced earlier this month, the balance of the Dynamics Corp. shares would be acquired by CTS Corp. for its common stock several months from now, at a value which may or may not be equivalent to the cash price currently being offered by CTS Corp. for only one-half of Dynamics Corp. shares. Under our revised tender offer, Dynamics Corp. stockholders are being given the opportunity to obtain a higher cash price for all of their shares, with the closing to occur on virtually the same timetable as CTS Corp.'s tender offer."

         Mr. LaBow continued, "The only impediment to the completion of our revised tender offer are the conditions that the anti-takeover devices deployed by the Board of Directors of Dynamics Corp. be rescinded, including the poison pill plan which it euphemistically named a "shareholder rights" plan. Under the CTS/Dynamics Corp. merger agreement, in order to waive its anti-takeover devices and let stockholders actually have any right to decide for themselves which tender offer is preferable, the Dynamics Corp. Board of Directors must obtain the consent of CTS Corp. We find it ironic that these and other anti-takeover devices have been engineered since the commencement of WHX's tender offer to preserve managements' prerogatives and give preference to precisely the kind of transaction which they were ostensibly designed to protect against: a two-tier, coercive tender offer. We question the rationale for using these anti-takeover devices to favor a lower-priced 50% cash deal--which happens to be supported by management--to the detriment of the higher-priced any and all cash tender offer by WHX."

         Mr. LaBow concluded, "We urge the Dynamics Corp. Board of Directors to immediately rescind its anti- takeover defenses and let the marketplace decide on its own which tender offer is superior."

         As of the close of business on Friday, May 23, WHX announced that there were approximately 420,000 shares of Dynamics Corp. stock tendered to the depositary.

         4.       CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

         Certain Litigation. On May 9, 1997, the Company amended its Right Agreement to provide that the Board of Directors of the Company shall determine the day that a Distribution Date occurs following the first public announcement of the commencement of, or the intent of any person (other than the Company) to commence a tender or exchange offer for 25% or more of the Shares.

         Parent and Purchaser intend to seek specific performance to cause the Company redeem the Rights under the Rights Agreement.

         5. MISCELLANEOUS. Parent and Purchaser have filed with the SEC an amendment to the Schedule 14D-1 pursuant to Rule 14d-3 of the General Rules and Regulations under the Securities Exchange Act, furnishing certain additional information with respect to the Offer, and may file further amendments thereto. The Schedule 14D-1, and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 7 of the Offer to Purchase (except that they will not be available at the regional offices of the SEC).

         Except as modified by this Fourth Supplement, the terms set forth in the Offer to Purchase, the First Supplement, the Second Supplement, the Third Supplement and the related Letters of Transmittal remain applicable in all respects to the Offer and this Fourth Supplement should be read in conjunction with the Offer to Purchase, the First Supplement, the Second Supplement, the Third Supplement and the related Letter of Transmittal.

                                        SB ACQUISITION CORP.

May 27, 1997

         Manually executed facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:


                        HARRIS TRUST COMPANY OF NEW YORK


       By Mail:              By Overnight Courier:              By Hand:
  Wall Street Station      77 Water Street, 4th Floor        Receive Window
     P.O. Box 1023            New York, NY 10005      77 Water Street, 5th Floor
New York, NY 10268-1023                                     New York, NY 10005

                           By Facsimile Transmission:
                        (for Eligible Institutions Only)
                             (212) 701-7636 or 7637

                    For Information Telephone (call collect):
                                 (212) 701-7624






         Any questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                     The Information Agent for the Offer is:

                            GEORGESON & COMPANY INC.

                                Wall Street Plaza
                            New York, New York 10005
                            Telephone: (212) 440-9800

                                       or

                         CALL TOLL FREE: (800) 223-2064


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